UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53669
CUSIP NUMBER:

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	September 30, 2016

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

EPOXY, INC.
Full Name of Registrant

Former Name if Applicable

2518 Anthem Village Drive, Suite 100,
Address of Principal Executive Office (Street and Number)

Henderson NV 89052
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the nine months ended September 30, 2016 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  The financial statements will not be finalized in time to meet the filing deadline of November 14, 2016.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David Gasparine	702	350-2449
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
The Company expects to report a net operating loss of approximately $209,600 for the nine months ended September 30, 2016, as compared to a net operating loss of $351,550 in the same period ended September 30, 2015; and to report a net loss of approximately $660,900 for the nine months ended September 30, 2016, as compared to a net of $162,371 in the prior comparative period.

During the comparative nine month periods ended September 30, 2016 and 2015 the Company experienced a decrease to software development costs and general and administrative expenses as we completed certain major improvements to our app prior to the close of fiscal 2015 and made efforts to reduce our operational overhead while we seek additional customers for our improved software offerings.  During this time the Company has been actively seeking additional capital by way of loans and equity financings in order to meet operational shortfalls.  Management has agreed to accrue a portion of compensation payable during the current nine-month period as the Company secures additional contracts for our services.

EPOXY, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2016	By:	/s/ David Gasparine
		Name:	David Gasparine
		Title:	President and Treasurer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).